Dividend Capital Diversified Property Fund Inc. SC TO-I
Exhibit (a)(v)

PO Box 219079 Kansas City, MO 64121-9079

Dear Stockholder:

This communication is to inform you that the recent Quarterly Redemption of Shares Form for Dividend Capital Diversified Properties Fund, Inc. shares of unclassified common stock that you submitted is not able to be accepted. As described in the shareholder letter dated November 12, 2015 and in subsequent SEC filings, the board of directors of Dividend Capital Diversified Property Fund Inc. (DPF) has amended and restated the Class E Share Redemption Program (SRP) and redemptions under the SRP are now only available in the event of the death or disability of a stockholder. The Class E shares that you submitted for redemption under the SRP are no longer eligible for redemption and your redemption request will not be honored.

However, DPF has commenced a self-tender offer for up to approximately 5.3 million Class E shares, or approximately $40 million of shares, as further described in the Offer to Purchase and Letter of Transmittal filed with SEC on February 10, 2017. Questions or requests for assistance may be directed to, and copies of the Offer to Purchase and Letter of Transmittal may be obtained by going to DPF’s website at www.dividendcapitaldiversified.com or by calling DST Systems, Inc. at 888-310-9352. If you would like to tender a portion or all of your Class E shares pursuant to the terms of the offer, please follow the instructions given in the materials to properly complete and submit the Letter of Transmittal by March 10, 2017.

If you feel an error has been made, please contact your financial advisor or DST Systems at (888) 310-9352.

Sincerely,
Jeff Taylor
Senior Vice President of Shareholder Operations